Exhibit 99.1

AYR Wellness Announces Closing of Exit Facility and Related Transactions

MIAMI, April 10, 2026 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announces the initial closing of the transfer of its Virginia operations into Arboretum Virginia LLC, a wholly-owned subsidiary of Arboretum Bidco LLC (“Arboretum”), and the closing and initial funding of its new money exit facility (the “Exit Facility”) with Arboretum, in connection with the Company’s previously announced restructuring transactions (the “Restructuring Transactions”). Arboretum, which intends to operate under the trade name “Ayr Wellness,” is the entity established by the Company’s senior secured noteholders as the designated purchaser under the Master Purchase Agreement, dated November 14, 2025 (the “MPA”). Additional state-level operations to be acquired under the MPA are expected to transfer into Arboretum as requisite regulatory approvals are obtained. This initial closing marks the occurrence of the first state-specific closing under the MPA.

The Exit Facility consists of a $275 million senior secured delayed draw term loan facility, backstopped by Millstreet Capital Management LLC, with participation rights available to other holders of the Company’s senior secured notes on a pro rata basis. The Exit Facility bears interest at a rate of 13.00% per annum, with a payment-in-kind option for the first 24 months and cash pay thereafter, and matures five years from the initial funding date. The Exit Facility is secured by a first lien on substantially all of the assets of Arboretum and the applicable guarantors under the Exit Facility. The Exit Facility includes the take-back debt facility (the “Take-Back Facility”), into which outstanding obligations under Tranche A of the Company’s existing bridge credit facility (the “Bridge Facility”) are being rolled-over, on a pari passu basis.

In connection with this initial closing, a pro rata portion of Tranche A of the Company’s existing $50 million Bridge Facility, together with accrued and capitalized interest, has been assumed by Arboretum and converted on a dollar-for-dollar basis into the Take-Back Facility. Similarly, each holder of senior secured notes of AYR has received, in satisfaction and release of its allocable share of the noteholders’ credit bid amount attributable to the Company’s Virginia operations, its corresponding pro rata share of new equity interests issued in connection with the Company’s Virginia operations by Arboretum Investments LLC, the ultimate parent entity that, directly or indirectly, owns 100% of the equity interests in Arboretum, subject to dilution by a management incentive plan and certain premiums payable in equity under the Bridge Facility and the Exit Facility. The remaining portions of Tranche A of the existing Bridge Facility will roll-over into the Exit Facility on a state-by-state basis as each subsequent closing occurs. Similarly, the remaining AYR senior secured notes will be satisfied and exchanged for equity interests in Arboretum Investments LLC as future closings occur for operations in states other than Virginia. The Restructuring Transactions are expected to reduce leverage, improve earnings and cash flow, and strengthen interest coverage for Arboretum.

Concurrently, the Company has continued to progress its proceedings under the Companies’ Creditors Arrangement Act (Canada) in the Supreme Court of British Columbia to effectuate a liquidation and wind-down of the Company.

In connection with the Restructuring Transactions, the Company is advised by DLA Piper LLP as legal counsel, Moelis & Company as investment banker and Ankura Consulting Group as financial advisors. Certain senior secured noteholders and lenders under the Bridge and Exit Facilities are advised by Paul Hastings LLP as legal counsel, Feuerstein Kulick LLP as regulatory counsel, Goodmans LLP as Canadian legal counsel, and Ducera Partners LLC as financial advisors.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target", "expect", "anticipate", "believe", "foresee", "could", "would", "estimate", "goal", "outlook", "intend", "plan", "seek", "will", "may", "tracking", "pacing" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, the anticipated use of proceeds from the Exit Facility, the expected transfer of assets into Arboretum, the anticipated impact of the transactions on the Company’s leverage and financial performance, the expected timing of regulatory approvals, and the Company’s and/or Arboretum’s future financial outlook. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks and uncertainties include, among others, those described in the Company’s public filings, market and regulatory factors, and other risks inherent in the cannabis industry. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated U.S. multi-state cannabis operator with over 90 licensed retail locations across Florida, Pennsylvania, Massachusetts, New Jersey, Ohio, Nevada, and Virginia. The Company cultivates, manufactures, and retails a broad portfolio of high-quality cannabis products, supporting both medical patients and adult-use consumers. AYR also offers a growing suite of CPG brands—including Kynd, Haze, and Later Days—designed to meet a wide range of consumer needs across its markets.

For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com